February 18, 2011

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MicroStrategy Incorporated
Commission File No. 000-24435
Annual Report on Form 10-K

Ladies and Gentlemen:

Transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Annual Report on Form 10-K of MicroStrategy Incorporated (the “Company”) for the fiscal year ended December 31, 2010, complete with any financial statement schedules and exhibits.

The Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Please call me at (703) 714-1079 if you have any questions regarding this matter.

Very truly yours,

MicroStrategy Incorporated

By:	/s/ Douglas K. Thede
Douglas K. Thede
Executive Vice President, Finance &
Chief Financial Officer